August 10, 2009
Via facsimile and U.S. Mail
Mr. Jason N. Ader
Chief Executive Officer
Global Consumer Acquisition Corp.
1370 Avenue of the Americas, 28th Floor
New York, New York 10019

Re:   Global Consumer Acquisition Corp.
                     Preliminary Proxy Statement and
	         Preliminary Information Statement
	         File No. 001-33803
                     Filed July 28, 2009

Dear Mr. Ader:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement
General
1. The staff notes that the Company`s "Soliciting materials filed pursuant to Rule 14a-12 under the Exchange Act" included in a Form 8-
K filed on July 13, 2009, indicates in the first paragraph under
"Financial Sponsorship" that ".... (i) an agreement by GCAC`s warrant
holders to restructure the outstanding warrants on terms
satisfactory
to Hayground Cove ....". In this regard, please provide the staff with the following:
* Was consideration given to Exchange Act Rule 13e-4 when the Company decided to request a tender from holders of founders shares and provide us with an analysis of that Rule and its applicability to the founders shares;
* When was the Founders Shares Restructuring Agreement first filed with the Commission; and,
* The date and method of informing the holders of founder shares that the Company wanted to exchange their shares for warrants;
* A precise factual chronology of all actions taken to solicit purchases of shares from current holders.
2. Provide the staff with your analysis supporting your conclusion that you have not engaged in a tender offer. Please discuss the factors identified by the staff in your counsel`s telephonic discussions, as well as the remaining factors and how they supported your conclusion that you had not engaged in a tender offer. Furthermore, please provide the staff with a precise factual analysis of all steps taken by the founder and its affiliates, Global Consumer to acquire shares.

Reasons for the Amendments
3. The staff notes that page 27 of the "Investors Presentation" included in the Form 8-K filed on July 13, 2009 states on page 27 that each founders share would be exchanged for 3 warrants. Revise here to explain when and how that was changed to 1 warrant. In addition, noting that several "Investor Presentations" have been submitted pursuant to Rule 14a-12, supplementally provide the staff, as applicable, with any changes made to the presentation from one submission to the next.
4. Revise the third paragraph to explain how amending the warrants and exchanging the founders shares for warrants "facilitates the necessary votes" in that the holders of the warrants cannot vote to consummate the transaction. In addition, state the general effect on the rights of existing security holders, both GCAC share and warrant holders for both the warrant modifications and the indemnification agreement. With regards to the indemnification, please add as an annex.

Amendments to the Original Warrant Agreement
5. Revise to add the "Warrant Restructuring Letter Agreement" and
the
"Amended and Restated Warrant Agreement" as annexes to the
Information Statement.
6. Revise to add disclosure of the names and percentages held of the
warrant holders who have confirmed the basis and terms of the
Warrant
Restructuring Letter Agreement.
7. Revise the first sentence of the third paragraph to indicate the
bullets disclose all material differences between the original warrants and the amended warrants.
8. Revise the second bullet to add narrative defining "another business combination" and disclose the "date fixed for redemption
....".

9. Revise the penultimate paragraph to disclose how much will be paid for the 7,987,214 new warrants.

Preliminary Proxy Statement
General
10. Provide the staff with a copy of the Form of proxy to be used.

Notice of Special Meeting....
11. Revise to unbundle the multiple discrete issues that you are asking shareholders to approve into separate proposals. Please refer to Rule 14a-4(a)(3) and the September 2004 Supplement to the Manual of Publicly Available Telephone Interpretations.
12. Delete all uses of "among other things" from every Proposal. In addition, delete (iii) from Proposal 1 or add language to adequately describe the Proposal. Finally, delete all references such as "(as defined herein)", from the Proposals.
13. Revise the disclosure on the second page regarding a list of stockholders to be consistent with Proxy Rule 14a-7.

Proxy Statement for Special Meeting of Stockholders of Global Consumer Acquisition Corp., page 1
14. We note one of the conditions for the consummation of the Merger is approval of the holders of a majority of the outstanding shares of capital stock of 1st Commerce Bank and of the holders of a majority of the issued and outstanding shares of Capitol Development`s Class A common stock and Class B common stock. Please tell us, if the majority of the holders do not approve the merger whether or not the
Colonial Asset Purchase Agreement would still take place. If the response is yes, please provide this information in the disclosures and include appropriate pro forma financial information for this scenario.
15. Revise the first five paragraphs to use the bullets to briefly summarize the items being voted upon. In this regard, each bullet should briefly summarize each proposal. The remaining information should be included elsewhere in the proxy statement.
16. The staff notes that the Company`s "Soliciting materials filed pursuant to Rule 14a-12 under the Exchange Act" included in a Form 8-
K filed on July 13, 2009, indicates in the first paragraph under "Financial Sponsorship" that the Sponsor, "...entered into a sponsor support agreement whereby it has agreed, at its option, to purchase through private purchases and/or cash tender offer ...". In this regard, please provide the staff with an analysis of the applicability of Exchange Act Rule 13e-4.


17. With regard to the proposed offer for shares, please provide the staff with an analysis of when the restricted period of Regulation M would be applicable to the Company and its sponsor and affiliates.

Summary of the Acquisitions
18. Noting that much of the discussion is not directly related to the acquisitions, such as, directors` election, adjournment, and amending the certificate of incorporation, revise to change the caption to "Summary of the Proposals" or another similar caption. In this regard, change the sub-headings to first "Summary of the Acquisitions and then use separate paragraphs to describe the Merger Agreement with 1st Commerce and then describe the Colonial Asset Purchase. In this regard, change the cross-references to also include the Annexes.
This should be followed by subheadings for each other proposals with separate paragraph for each of the sub-proposals, as applicable.
19. Revise to add after the subheadings above, a caption "Actions Taken in Contemplation of the Transactions" or another similar caption and, describe the Support Agreement, the Amended Warrant Agreement, the Indemnification Agreement(s), the Founders restructuring agreement, and any other material actions taken.

Questions and Answers
20. Revise to add as the first 2 questions and answers, why the sponsors changed the target from consumer products to banking and why they changed to using the trust fund to allow it to purchase shares
at prices above the market prices or liquidation or conversion amounts and effectively changing the conversion maximum from 29.99%
to almost 70%. In addition, add cross-references to the risk factors for these items and also for any other sections that discuss these issues.
21. Revise the answer to the question, "What if I am a founding stockholder?" to disclose the material terms referred to by the parenthetical, "except as set forth in the Warrant agreement."
22. Revise the Answer to, "How do I exercise my conversion rights?"
to reflect the disclosures contained on pages 76-77 of the Initial Public Offering. In this regard, the disclosure in the IPO states that if the option of notifying the company prior to the meeting is not used, holders must vote against the proposed business combination, and demand conversion by marking the appropriate space on the proxy card. The holders will not have conversion rights unless he continues to hold the shares through the "closing date of the proposed business combination" and then tenders his stock certificate to us. In this regard, state the expected closing date of each acquisition or what actions must be taken to close each acquisition and the timing of taking such actions so as to give holders an expectation of the period of time between approval of the business combination and the closing.
23. Revise the answer to the question, "What happens to the funds deposited in the trust account after consummation..." to disclose the name of the advisors, how much each will get in of the $9.6 million, and, and estimate of the transaction expenses. In addition, disclose the estimated amount that might be paid to holders of shares acquired pursuant to the Sponsor Support Agreement.

Risk Factors
24. Revise the risk that the loan portfolio may not perform as expected to more robustly describe the portfolio. In this regard, disclose the amounts of the entire portfolio, the amount of loans from Nevada, the amount from Florida and the amount from elsewhere.
In addition, disclose the types of loans by percentage, e.g., 70% commercial real estate, 10% construction, etc. Finally, disclose the total number of loans and the number that were reviewed as part of your due diligence.
25. Revise the last risk of page 15 relating to the age of the portfolio to disclose the average age of the portfolio, the percentage non-performing and the percentage 30 days delinquent. In addition, disclose whether or not current appraisals were available and, if so, the percentage of loans with current appraisals.
26. Revise the risk factor at the bottom of page 29 relating to going beyond the target industry to briefly describe the original intended target business, i.e., consumer products.
27. Revise the adequacy of the loan loss allowance on page 30 to disclose the allowance amount, the percentage of allowance to total loans, and, the percentage of allowance to non-performing loans, as of the most recent practicable date.
28. Revise the last risk on page 30 to disclose the expected number of employees at consummation of the acquisitions, and a breakdown of their functions, e.g., 10 loan officers, 10 in administrative support, etc.
29. Many of the risks are generic for the banking industry, either revise to delete these risks, or revise them to particularize them to the company. In this regard, either revise or delete the risks on page 14, the first 2 risks on page 16, the last 4 risks on page 17, the first full risk on page 18, the last 5 risks on page 19, the first 2 risks on page 20, the last risk on page 26, the last 3 risks on page 31, and, the first risk on page 32.

Special Meeting of GCAC Stockholders
Conversion Rights, page 37-38
30. Revise the first full paragraph on page 38 to clarify how high
a
price may be paid for the sponsor purchased shares. In this
regard,
indicate the highest price that may be paid for the shares in the context of the market price, conversion price and liquidation price.
31. Please tell us how you considered your Support Agreement with Hayground Cove Asset Management LLC for their repurchase of up to 39%
of the outstanding public shares of your company and the repayment of funds borrowed from Jefferies in connection with the Support Agreement in your pro forma financial information.

The Acquisition Proposals
Structure of the Acquisitions, page 43
32. Revise to briefly define or describe "transaction account deposits" referred to in the first paragraph.

Amendment of the Warrants Agreement, page 44
33. We note the change to Section 6.5 of the Amended and Restated Warrant Agreement that in the event an effective registration statement is not filed within 90 days of the warrants` expiration date, then the warrants shall become exercisable for cash consideration. Please tell us how this amendment changed your accounting treatment for the warrants specifically under paragraphs
10-17 of EITF 00-19 or other relevant guidance. In addition, if the amendment did result in a change in your accounting for the warrants as equity, please include the impact of the accounting in your pro forma financial information.

Restructuring of the Founders Shares, page 45
34. We note that you entered into an agreement to cancel at least
90%
of the Founders Shares or 7,188,492 shares and exchange the outstanding shares for warrants. Please tell us how this restructuring agreement is included in your pro forma adjustments on the unaudited condensed combined balance sheet. Explain the relevant considerations as to your accounting treatment and revise the pro formas as necessary including any footnotes or other ancillary disclosures.
Background of the Transaction
35. Revise the paragraph discussing the engagement of Abdo Partners to disclose if the company or its affiliates owns any shares or warrants of GCAC and the material terms of the engagement. In addition, inform us as to when the agreement was filed with the Commission.
36. Revise the April 13, 2009 paragraph to disclose whether and when the Board was informed of the change in targets (from consumer products to banking).


37. Revise the April 14, 2009 paragraphs to name the banks and the persons with whom Mr. Abdo met.
38. Revise to move the May 12 paragraph to its proper chronological order.
39. Revise to disclose if any of the advisors or their affiliates or any of the sponsors and their affiliates own any interests in 1st Commerce or Colonial, or have any loans or deposits that will be purchased. If so, please describe.
40. Revise to disclose when and how many investor presentations or meeting were held.

Our Board of Directors` Reasons..., page 50
41. Revise to add a subsection for "Positive reasons for the Acquisitions" or another similar caption and follow this with "Negative aspects of the Acquisitions" and include the subheadings on pages 50-53 in either category.

Self-selected a majority of loan ....
42. Revise the disclosure to clarify how many of the $900 million in
Nevada loans and deposits were selected, the method of selecting deposits, the selection pool of the other loans and deposits, whether the other deposits were selected or not, whether the other loans were selected or not, the location of the loans other than the Nevada and
Florida loans and, whether or not current appraisals were used in evaluating the credits.
43. Revise to add a subsection to disclose information about the branches. In the subsection, disclose whether or not the branches were originally opened by Colonial, the average age of the branches, and the number or the percentage that were profitable. In addition, disclose the number of employees at those branches and whether these will become employees of the Company. If other employees, not branch employees, will become company employees, briefly describe.

Satisfaction of the 80% Test
44. Noting the fair value disclosures contained in Note 2 to the Pro
Forma Financial Statements, revise to discuss each acquisition transaction separately, i.e., Colonial asset purchase and 1st Commerce acquisition. In each discussion, disclose the estimated cash to be paid or received, the fair value of each acquisition, and how the fair value was determined, i.e., the method used.

Interest of Our Directors ....
45. Noting the restricted stock grants referred to on page 88, revise here to disclose all of the restricted stock awards that have been approved, the current dollar value of those awards, and, whether they will be issued pursuant to employment agreements or through a benefit plan. In this regard, add a risk factor for dilution related to these restricted stock awards. In addition, disclose in both places whether the awards will be subject to the approval of stockholders and when that approval will be requested.
46. Revise to add a subsection in the Summary for, "Interest of Officers, Directors, and Others" and summarize the disclosures here in that subsection. In addition, disclose the value of those interests, e.g., number of shares of restricted stock times the market price as of the most recent practicable date.

GCAC Unaudited Pro Forma Condensed Combined Financial Statements Unaudited Pro Forma Condensed Combined Financial Data, page 111
47. We note on page 69 that you will offer and pay severance benefits to all covered employees that you do not elect to make a comparable job offer to in connection with the Colonial Bank asset purchase. Please include disclosures on the expected impact on operations and liquidity these severance payments might have on the Company.
48. Please revise to include pro forma selected financial data and pro forma book value per share in accordance with Item 14 (paragraph
9 and 10) of the Proxy Rules for all periods for which pro forma information is presented (in this case, December 31, 2008 and June 30, 2009).
49. Please sum the historical financial information on pages 112, 113, and 114 and include subtotal columns before each column titled
"Pro Forma Adjustments (Assuming Minimum Conversion)" to present the results of the summation.

 Note 2 - Acquisition Method, page 115
50. We note on page 67 that the Colonial Bank asset purchase is structured so that at the closing date neither party, GCAC or Colonial Bank, will pay more than $1 million as a result of the transaction. In addition, we note in your purchase price allocation for Colonial Bank on page 115 that cash paid to Colonial Bank totaled
$28 million and the pro forma adjustment "A" reduces the "Due from Colonial" line item by the $28 million. The remaining receivable owed by Colonial Bank to GCAC upon the closing date is $8.4 million as a result of the pro forma adjustment. Please include disclosures that bridge the gap between the remaining receivable presented on page 112 and the clause in the asset agreement that neither party will pay more than $1 million on the closing date.
51. We note after your fair value adjustment for the acquired Colonial Bank`s loans of $15.6 million the remaining acquired loan balance is $415.9 million. In addition, we note on page F-8 that the estimated fair value of the loan portfolio at June 30, 2009 was $362.1 million. Please include disclosures that bridge the gap between the purchase price fair value and the interim FSP SFAS 107-1 disclosure fair value of the loan portfolio.

52. We note your purchase price allocation disclosures for
Colonial
Bank and 1st Commerce Bank on pages 115 and 116.  Please tell us how
you considered the indemnification clauses, beginning on page A-28 of
exhibit 2.2 for the Colonial Bank asset purchase and in exhibit
2.1
beginning on page B-33 for the 1st Commerce Bank agreement and plan of merger, in your purchase accounting under paragraph 29 and 30 of
SFAS 141R.

Note 3 - Pro Forma Adjustments and Assumptions, page 116
53. Please explain how the reduction of accrued expense liability, pro forma adjustment "C", meets the definition of a pro forma adjustment in paragraph (6) of Article 11-02 of Regulation S-X.
54. We note your calculation of the amortization for the loan portfolio fair value adjustment of $15.99 million on page 117 and that the straight-line method is not used. Please present in the pro forma adjustment "H" description the effect the amortization will have on the operating results for the five years following the acquisition.
55. Please tell us the relevant guidance you used in the calculation of the 325,000 restricted shares pro forma adjustment to the weighted average shares outstanding calculation, specifically considering paragraph 10 of SFAS 128.
56. Please explain to us how you considered the agreed upon transaction bonuses included in the employment agreements for the CEO and CFO in your application of paragraph (6) of Article 11-02 of Regulation S-X for the pro forma adjustments.

Colonial Bancgroup, Inc.
Selected Historical Financial Information - The Select Colonial
Assets, page 120
57. Please revise to include the historical financial information required by Item 302 of Regulation S-K, supplementary financial information, for the two fiscal years presented in Item 301 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2009
Nonperforming Assets and Potential Problem Loans, page 134
58. We note that the Nevada "Carve-Out" did not have any non-performing loans or assets at June 30, 2009 and December 31, 2008. Please disclose the due diligence procedures performed by you to determine the loans to acquire and confirmation that there were no non-performing loans or assets.


1st Commerce Bank
Liquidity and Funding, page 153
59. We note your disclosure on page 153 that liquidity and funding functions are managed on a consolidated basis by BancGroup.
Please
provide us with your detailed analysis for determining that the liquidity disclosures required under Item 303 Regulation S-K paragraph (a)(1) related to the "carve-out" financial statements was not required or revise accordingly.

Management`s Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended June 30, 2009, page 159
60. Please provide the required loan disclosures under Guide 3
Item
III.C as of the interim period ending June 30, 2009 under paragraph
3(d) of Guide 3 for 1st Commerce Bank.

Security Ownership of Certain Beneficial Owners and Management,
page
190
61. Revise the last column of the table on page 191, "Percent of Class" to disclose the actual percentage that they may own. In this regard, the actual percentage should be used with the footnotes disclosing they will be limited to holding only 9.9% at any time.

Colonial Bancgroup, Inc.
Notes to Unaudited Financial Statements
Note 3 - Fair Value Measurements, page F-8
62. We note your disclosure on page F-7 that loans subject to nonrecurring fair value adjustments are based on the current appraised value of the collateral. In addition, we note that impaired loans increased from $0 at December 31, 2008 to $1,100,000 at June 30, 2009. Please revise and explain in your response letter the following:

a) How and when you obtain external appraisals;
b) How an external appraisal impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
c) The typical timing surrounding the recognition of a collateral dependent loan as non-accrual and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
d) Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.


If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Note 10 - Stock Based Compensation, page F-11
63. We note your stock option and restricted stock/performance unit activity disclosures on page F-11 and that there are 239,385 stock options and 124,650 restricted stock/performance units outstanding at
June 30, 2009. Please tell us if you will exchange these awards for share-based payment awards of your Company at the acquisition date.
If you do intend to replace the outstanding awards please tell us how you considered paragraph 43 to 46 of SFAS 141 in determining the consideration transferred in the business combination and the impact on your unaudited pro forma condensed financial statements.

1st Commerce Bank
Condensed Interim Financial Statements for the period ended June
30,
2009
Note C - Fair Value, page F-42
64. We note on page F-37 the Company has loans held for sale of $1,354,073 and $391,215 at June 30, 2009 and December 31, 2008.
In
addition, we note your disclosure on page F-41 that mortgage loans held for sale are carried at the lower of cost or fair value and are measured on a nonrecurring basis. Please include the disclosures required by paragraph 33 of SFAS 157 and paragraph 20(a) of FSP SFAS
157-4 for loans held for sale.

65. We note your fair value disclosure on page F-41 that the value of impaired loans and other real estate owned are determined using the current appraisal value of the collateral or the observable market price. In addition, as of June 30, 2009 both the impaired loans and other real estate owned fair value determinations relied on significant unobservable inputs or Level 3 inputs. Please revise and explain in your response letter:

a) How and when you obtain external appraisals;
b) Significant adjustments made to appraisals received, if any;
c) Valuation technique used to determine the observable market price and significant assumptions or observable inputs used;
d) The amount of impaired loans and other real estate owned at June
30, 2009 and December 31, 2008 that the fair value was determined using the current appraisal value versus the observable market price;
e) If an independent third party is used to determine the observable market price, how does the Company verify the value determined and the level of inputs within the fair value hierarchy; and
f) If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Financial Statements for the fiscal year ended December 31, 2008 Note B - Loans, page F-55
66. We note your disclosure on page F-55 that $0.9 million of nonaccrual loans are commercial loans secured by real estate. In addition, we note your disclosure on page 166 that there are potential problem loans of $4.2 million at December 31, 2008. Given
51% of the Company`s loan portfolio is concentrated in commercial real estate and only 36.5% of these loans are owner-occupied, please revise and explain in your response letter the following information related to underlying collateral of commercial real estate loans:

a) How an external appraisal impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
b) The typical timing surrounding the recognition of a collateral dependent loan as non-accrual and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
c) Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

Form 8-K filed on August 3, 2009
67. We note on slide 19 of the investor presentation that your hired team of loan review specialists conducted on-site examinations of current credit files for approximately 65% of the total gross loan assets you intend to acquire from the 1st Commerce merger and Colonial Bank asset purchase. Please tell us how you determined that
65% was sufficient and the procedures performed to determine that the remaining 35% were not non-performing loans.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Any accounting questions may be referred to Lindsay Bryan at
(202) 551-3417 or Senior Chief Accountant John Nolan at (202) 551-3492. Any other questions regarding the comments may be directed to
Michael Clampitt at (202) 551-3434 or to me at (202) 551-3419.

						Sincerely,

						Christian Windsor
						Special Counsel
						Office of Financial Services

CC:	Via U.S. Mail and Fax:
	Frank J. Lopez, Esq.
	Proskauer Rose LLP
	1585 Broadway
	New York, New York 10036
	Phone (212) 969-3000
	Facsimile (212) 969-2900